Contact

www.linkedin.com/in/
alejandropaschalides (LinkedIn)

Top Skills

Financial Analysis

Business Strategy

Project Management

Languages

English

Spanish

Italian

German

Certifications

Leadership of Innovation and Change

Alejandro Paschalides

CEO & Founder, Cognate Language Learning

Frankfurt, Hesse, Germany

Summary

Finance and Strategy Executive with breadth of experience across Fortune 50, startups, and buy-side finance firms. Recently completed MBA at Frankfurt School of Finance & Management. Wharton undergraduate degree.

Specialties: Finance, strategy, consulting, marketing, investment analysis, telecom & media, language learning

www.cognatelanguages.com

Experience

Cognate Language Learning
CEO & Founder
March 2022 - Present (10 months)
Frankfurt, Hesse, Germany

Comcast
5 years 9 months

Senior Director
March 2019 - November 2020 (1 year 9 months)
Philadelphia, PA

Director
March 2015 - March 2019 (4 years 1 month)
Philadelphia, PA

Manayunk Consulting
President
July 2013 - March 2015 (1 year 9 months)
Philadelphia, PA

PARRS Brands
Co-Founder

March 2012 - December 2014 (2 years 10 months)

Carina Capital
Founding Principal
October 2009 - December 2012 (3 years 3 months)
Greater Philadelphia Area

Pharos Capital Group
Analyst
June 2008 - October 2009 (1 year 5 months)
Greater Nashville Area, TN

GPX Enterprises
Summer Analyst
May 2007 - August 2007 (4 months)
Greater Philadelphia Area

3M
Summer Analyst
May 2006 - August 2006 (4 months)
Miami/Fort Lauderdale Area

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Education

Frankfurt School of Finance & Management
Master of Business Administration - MBA · (2021 - 2022)

The Wharton School
Bachelor of Science, Economics · (2004 - 2008)